Exhibit 22

                             [LOGO]


                         CBRL GROUP, INC.
                       305 Hartmann Drive
                    Lebanon, Tennessee 37087

            NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
            TO BE HELD ON TUESDAY, NOVEMBER 23, 1999

     Notice is hereby given that the Annual Meeting of Shareholders of CBRL Group, Inc. (the "Company") will be held on
Tuesday, November 23, 1999 at 10:00 a.m., local time, at the offices of the Company, located at 305 Hartmann Drive, Lebanon, Tennessee for the following purposes:

     1. To elect 12 nominees for Director to serve on the Board of Directors until the next annual meeting of shareholders and until their successors are duly elected and qualified.

     2. To approve the selection of Deloitte & Touche LLP as the Company's independent auditors for the 2000 fiscal year.

     3. To consider and take action on a shareholder proposal requesting that the Board of Directors implement written non-discriminatory policies relating to sexual orientation.

     4. To transact any other business properly brought before the meeting or any adjournment of the meeting.

     Please refer to the Proxy Statement accompanying this notice for a more complete statement regarding matters to be acted upon at the Annual Meeting.

     The Board of Directors has fixed the close of business on September 24, 1999, as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment of the meeting.

                                By Order of the Board of Directors


Lebanon, Tennessee
October 26, 1999               James F. Blackstock, Secretary



YOUR REPRESENTATION AT THE MEETING IS IMPORTANT. TO ENSURE YOUR REPRESENTATION, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. SHOULD YOU DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AS PROVIDED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT IS VOTED. IF YOU HAVE ANY QUESTIONS OR NEED ANY HELP IN VOTING YOUR SHARES, PLEASE TELEPHONE JAMES F. BLACKSTOCK, SECRETARY, AT THE COMPANY, 615.444.5533.


                        CBRL Group, Inc.
                      305 Hartmann Drive
                    Lebanon, Tennessee 37087


                                                  October 26, 1999



                         PROXY STATEMENT



     This document constitutes the Proxy Statement of CBRL Group, Inc. (the "Company") with respect to the Annual Meeting of its Shareholders to be held on Tuesday, November 23, 1999. This Proxy Statement is being furnished to holders of Company Common Stock in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting to consider and vote upon: (i) the election of 12 directors; (ii) the approval of the appointment of auditors; (iii) a shareholder proposal regarding non-discriminatory employment policies; and
(iv) any other business that properly comes before the Annual Meeting or any adjournment of the meeting. Each copy of this Proxy Statement mailed to the shareholders of the Company is accompanied by a form of proxy for use at the Annual Meeting.

     This Proxy Statement, the attached notice and the enclosed form of proxy are first being mailed to shareholders of the Company on or about October 26, 1999.

Date, Time and Place of Annual Meeting

     The Annual Meeting will be held at the offices of the Company, 305 Hartmann Drive, Lebanon, Tennessee at 10:00 a.m.
local time on Tuesday, November 23, 1999.

Record Date

     Each of the 58,628,162 shares of Company Common Stock, $0.01 par value per share, outstanding on September 24, 1999, the record date for the meeting (the "Record Date"), is entitled to one vote on all matters coming before the meeting. Only shareholders of record on the books of the Company at the close of business on September 24, 1999 are entitled to notice of and to vote at the meeting, either in person or by proxy.

Voting Requirements

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the record date will constitute a quorum.
Abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum.

     As of the Record Date, there were 58,628,162 shares of Company Common Stock outstanding. Directors shall be elected by a plurality of the votes cast in the election by the holders of Company Common Stock represented and entitled to vote at the Annual Meeting. Abstentions (or broker non-votes) will have no effect in determining if a director receives a plurality of the votes cast.

     Assuming the existence of a quorum, every other proposal submitted to the shareholders shall be approved if the votes cast favoring the proposal exceed votes cast opposing it. Abstentions from voting on issues other than the election of directors will not be considered votes cast and will have the same effect as broker non-votes. If you are the beneficial owner of shares held in "street name" by a broker, your broker, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, your broker will nevertheless be entitled to vote the shares with respect to "discretionary" items, routine matters such as uncontested elections of directors and appointment of auditors, but will not be permitted to vote your shares with respect to "non-discretionary" items such as shareholder proposals or mergers and acquisitions. In the case of non-discretionary items, the affected shares will be treated as "broker non-votes." To avoid giving them the effect of negative votes, broker non-votes are disregarded for the purpose of determining the total number of votes cast or entitled to vote with respect to a proposal.

Proxies and Revocation of Proxies

     The shares represented by all properly executed proxies that are sent to the Company will be voted as designated and each proxy not designated will be voted: "FOR" all of the directors nominated; "FOR" the approval of Deloitte & Touche LLP as the Company's auditors for the 2000 fiscal year; and "AGAINST" the shareholder proposal.

     The cost of solicitation of proxies will be borne by the Company, including expenses in connection with preparing, assembling and mailing this Proxy Statement. The solicitation will be made by mail, and may also be made by the Company's officers or employees personally or by telephone or telegram. No officers or employees of the Company will receive additional compensation for soliciting proxies. The Company may reimburse brokers, custodians and nominees for their expenses in sending proxies and proxy material to beneficial owners. The Company retains Corporate Communications, Inc., 523 Third Avenue South, Nashville, Tennessee to assist in the management of the Company's investor relations and other shareholder communications issues. As part of its duties, Corporate Communications, Inc. may assist in the solicitation of proxies. Corporate Communications, Inc. receives a fee of approximately $2,000 per month, plus reimbursement of out-of-pocket expenses.

     As it has done previously, the Company will continue to employ an independent tabulator to receive and tabulate the proxies, and independent inspectors of election to certify the results. The Company will also continue its practice of holding the votes of all shareholders in confidence from Company directors, officers and employees, except (i) to allow the independent inspectors of election to certify the results of the vote, (ii) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (iii) in case of a contested proxy solicitation, or (iv) when a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management.

     A shareholder of record who signs and returns a proxy in the accompanying form may revoke the proxy at any time before the designated proxy holder votes, by attending the Annual Meeting and choosing to vote in person, by filing with the Secretary of the Company a written revocation or by duly executing a written proxy bearing a later date. Unless duly revoked, the shares represented by the proxy will be voted at the Annual Meeting.


               PROPOSAL 1 -- ELECTION OF DIRECTORS

     The Company's Bylaws provide that the Board of Directors, which consisted initially of 13 directors, must consist of not less than 5 directors, and a majority of the Board of Directors is empowered to establish the size of the Board. The Board of Directors, at its regular meeting on September 30, 1999, has established the Board size at 12 directors. Accordingly, proxies cannot be voted for more than 12 nominees. The terms of all present directors will expire upon the election of new directors at the Annual Meeting. The Board of Directors proposes the election of the nominees listed below to serve until the next Annual Meeting and until their successors are duly elected and qualified and have commenced serving. Eleven of the nominees are presently directors of the Company and were elected at the Annual Meeting held on November 24, 1998. The twelfth nominee, Michael A. Woodhouse, presently serves as Executive Vice President and Chief Operating Officer of the Company, and in order to fill the vacancy resulting from Mr. Magruder's resignation, he was elected a director by the action of the Board of Directors on September 30, 1999.

     Unless contrary written instructions are received, it is intended that the shares represented by proxies solicited by the Board of Directors will be voted in favor of the election of all named nominees as directors. If for any reason any nominee is unable to serve, the persons named in the proxy have advised that they will vote for a substitute nominee as proposed by the Company's Board of Directors. Each nominee has consented to act as a director, if elected, and the Board of Directors has no reason to expect that any nominee will fail to be a candidate at the meeting. Therefore, it does not at this time have any substitute nominees under consideration. The information relating to the 12 nominees set forth below has been furnished to the Company by the named individuals.

     Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at the Annual Meeting. The Board of Directors recommends that shareholders vote "FOR" the nominees listed below. Proxies, unless they contain contrary written instructions, will be voted "FOR" the listed nominees.


Name, Age, Position      First Became   Business Experience During
with the Company          a Director        the Past Five Years
---------------------   --------------  --------------------------

James C. Bradshaw, 68        1970         Practicing physician,
Director                                  Lebanon, Tennessee

Robert V. Dale, 62           1986         Retired; President of
Diretor                                   Windy Hill Pet Food
                                          Company, Nashville,
                                          Tennessee from March
                                          1995 until the sale of
                                          the company in July
                                          1998; Partner in PFB
                                          Partnership, Nashville,
                                          Tennessee from August
                                          1994 to March 1995;
                                          President of Martha
                                          White Foods, Inc.,
                                          Nashville, Tennessee
                                          from October 1985 to
                                          August 1994

Dan W. Evins, 64             1970         Chairman, President and
Director,                                 Chief Executive Officer
Chairman,                                 of the Company; Chairman
President and                             and Chief Executive
Chief Executive                           Officer from August 1995
Officer (1)                               to April 1999; Chairman,
                                          President and CEO of the
                                          Company from 1970 until
                                          August 1995; Member of
                                          Board of Directors of
                                          Clayton Homes, Inc.

Edgar W. Evins, 67           1970         Retired in June 1987;
Director (1)                              President, DeKalb County
                                          Bank and Trust Company,
                                          Alexandria, Tennessee
                                          from 1958 until June
                                          1987

Robert C. Hilton, 62         1981         President of Autumn
Director                                  Capital, Nashville,
                                          Tennessee since August
                                          1999; Chairman,
                                          President and CEO of
                                          Home Technology
                                          Healthcare, Inc.,
                                          Nashville, Tennessee
                                          from October 1991 to
                                          August 1999.

Charles E. Jones, Jr., 54    1981         President, Corporate
Director                                  Communications, Inc., an
                                          investor/shareholder
                                          communications and
                                          public relations firm,
                                          Nashville, Tennessee
Charles T. Lowe, Jr., 67     1970         Property developer and
Director                                  investor; owner and
                                          principal in privately-
                                          held yacht construction
                                          and sales companies and
                                          warehouse company;
                                          Retired in 1993 as
                                          President of Travel
                                          World, Inc., a travel
                                          agency, Lebanon,
                                          Tennessee

B. F. Lowery, 62             1971         Attorney; President and
Director                                  Chairman, LoJac
                                          Companies, asphalt
                                          paving, highway
                                          construction and
                                          building materials
                                          supplier and contractor,
                                          Lebanon, Tennessee

Gordon L. Miller, 65         1974         Dentist, Lebanon,
Director                                  Tennessee

Martha M. Mitchell, 59       1993         Senior Vice President
Director                                  (since January 1987) and
                                          Partner (since January
                                          1993) of Fleishman-
                                          Hillard, Inc., an
                                          international
                                          communications
                                          consulting and public
                                          relations firm, St.
                                          Louis, Missouri

Jimmie D. White, 58          1993         Retired on December 11,
Director                                  1995; Senior Vice
                                          President -Finance and
                                          Chief Financial Officer
                                          of the Company from 1985
                                          to 1995

Michael A. Woodhouse, 54     1999         Executive Vice President
Director, Executive                       and Chief Operating
Vice President and                        Officer since July,
Chief Operating Officer                   1999.  Senior Vice
                                          President and Chief
                                          Financial Officer of
                                          CBRL Group, Inc.,
                                          September, 1998 - July,
                                          1999.  Senior Vice
                                          President Finance and
                                          CFO of Cracker Barrel
                                          Old Country Store, Inc.,
                                          December, 1995 -
                                          September, 1998.

Dan W. Evins and Edgar W. Evins are brothers.

Certain Relationships and Related Transactions

     The Company leases its store in Macon, Georgia, and previously leased a store in Clarksville, Tennessee, from B. F. ("Jack") Lowery, a director of the Company. Under the terms of an August 1981 agreement, Mr. Lowery purchased the land, constructed the restaurant buildings and facilities to the Company's specifications and leased each store to the Company for a 15-year term. The Company vacated the Clarksville location during fiscal year 1999. Until that location is leased to a new tenant, the Company continues to pay rent on that site. The current applicable annual rent for the Clarksville store is 12% of the total initial cost of the land, building and improvements. The annual rent for the Macon store is the greater of (i) 12% of the total initial cost of the land, buildings and improvements, or
(ii) 5% of the total restaurant sales plus 3% of the gift shop sales. In each case, taxes, insurance and maintenance are paid by the Company. The Macon lease expires on June 1, 2001 with two 10-year options remaining. During the fiscal year ended July 30, 1999, the Company paid a total of $358,521 in lease payments to Mr. Lowery.

     The Company uses the services of Corporate Communications, Inc., a financial public relations firm in Nashville, Tennessee, of which Charles E. Jones, Jr., a director of the Company, is president and the major shareholder. During the past fiscal year, the Company paid $24,000 to Corporate Communications, Inc. for services and $414,439 for reimbursement of direct expenses including design, preparation and distribution of the Company's annual report, proxy materials, and quarterly reports.

     The Company also uses the services of Fleishman Hillard, Inc., a national public relations firm, in connection with its product and service marketing efforts and in connection with litigation response and general Company reputation public relations activities. Martha M. Mitchell, a director, is a Senior Partner in that firm. During the past fiscal year, the Company, or its subsidiaries, paid $85,000 to Fleishman Hillard for its consulting services, and $18,291 in reimbursement of direct expenses.

     The foregoing transactions were negotiated by the Company on an arms-length basis, and management believes that these transactions are fair and reasonable and on terms no less favorable than those which could be obtained from unaffiliated parties.

Committees and Meetings

     During the fiscal year ended July 30, 1999, the Board of Directors held 9 meetings. In addition, the Board of Directors appointed a Special Committee to review the Cracker Barrel Old Country Store, Inc. development process. That committee met once. No incumbent director attended fewer than 75% of the total of all meetings of the Board and all committees on which he or she served in fiscal 1999.

     Pursuant to Section 1.03 of the Company's Bylaws, the Board of Directors may appoint, from its own membership, an Executive Committee. The Board may determine the powers and duties of the Executive Committee which may include "all the authority of the Board of Directors, "except as expressly proscribed by applicable law. The Board of Directors may also appoint other committees, and during fiscal 1999, it appointed the following committees: Audit, Compensation, Stock Option, Nominating.

     The Executive Committee is currently composed of Robert V. Dale, Dan W. Evins, William D. Heydel, Charles E. Jones, Jr., B.F. ("Jack") Lowery, Chairman, and Martha M. Mitchell. Generally, the Executive Committee meets on a regular basis in months the Board of Directors does not meet as a whole. It also meets at the call of the Chairman of the Board, and it can be expected that the Committee will meet from time to time during any fiscal year of the Company when the timing of certain actions contemplated by the Company makes it appropriate to convene the Executive Committee, rather than the entire Board of Directors. The Executive Committee met 3 times during the fiscal year ended July 30, 1999.

     The Audit Committee is currently composed of Robert C. Hilton, Chairman, Charles E. Jones, Jr., Gordon L. Miller and Jimmie D. White. This committee, which met 2 times during the fiscal year ended July 30, 1999, acts as the Board's liaison with outside auditors, receives confidential and candid information with respect to the status of the Company's financial condition and the effectiveness of its internal controls with respect to financial matters. This committee also reviews the Company's internal accounting controls and systems, and the results of the Company's annual audit and the Company's accounting policies and any change in those policies.

     The Compensation Committee is currently composed of Robert V. Dale, Chairman, Edgar W. Evins, William D. Heydel and Robert C. Hilton. This committee, which met 2 times during the fiscal year ended July 30, 1999, reviews and recommends to the Board of Directors the salaries, bonuses and other cash compensation of the executive officers and other senior managers of the Company. The Compensation Committee reviews management's performance, particularly with respect to financial goals for the concluding fiscal year, and the Committee reviews the Company's proposed compensation plan for the upcoming fiscal year.

     The Nominating Committee is currently composed of Robert V. Dale, Chairman, Dan W. Evins, Robert C. Hilton, Charles E. Jones, Jr., Charles T. Lowe, Jr. and B.F. ("Jack") Lowery. The Nominating Committee meets once and reviews names and qualifications of director nominees and makes recommendations to the Board of Directors for a slate of nominees to serve as directors prior to each Annual Meeting of shareholders. The Nominating Committee will consider nominees recommended in writing by shareholders who submit director nominations to the Company prior to the deadline for shareholder proposals as further described under "Proposals of Shareholders" later in this document.

     The Stock Option Committee is currently composed of James C. Bradshaw, William D. Heydel, Chairman, and Martha M. Mitchell. This committee, which met twice during the fiscal year ended July 30, 1999, reviews the Company's business plan with respect to option grants and is responsible for the administration of the Company's Incentive Stock Option Plan of 1982, its 1987 Stock Option Plan and its current Amended and Restated Stock Option Plan.

Director Compensation

     The Company pays to each of its outside directors an annual retainer of $20,000, plus $1,000 as a director's fee for each Board meeting attended. Outside directors who are members of the Executive Committee, Audit Committee, Compensation Committee, Nominating Committee and Stock Option Committee receive a fee of $1,000 for each committee meeting attended (except for 5 regular Executive Committee meetings planned for each year for which the members have waived additional fees and no meeting fees are currently paid). The chairperson of these committees receives an additional fee of $200 for each committee meeting attended. All outside directors are reimbursed by the Company for out-of-pocket expenses incurred in connection with attendance at meetings. No director's fees are paid to directors who are also employees of the Company.

INFORMATION CONCERNING THE COMPANY

General

     The Company was incorporated under the laws of the State of Tennessee on August 7, 1998, at the direction of the Company's Board of Directors, to engage in the business of a holding company to own one or more operating subsidiaries. The Company is the parent of the following wholly-owned subsidiaries: Cracker Barrel Old Country Store, Inc. (incorporated in 1969) and Logan's Roadhouse, Inc. Each of the subsidiaries is a Tennessee corporation. Through Cracker Barrel Old Country Store, Inc., the Company also owns CPM Merger Corporation which operates the Carmine Giardini's Gourmet Market and Italian restaurant business in Florida.

     The Company conducts its business from offices located at 106 Castle Heights Avenue North, and at 305 Hartmann Drive, Lebanon, Tennessee 37087, telephone number 615.444.5533. The Company Common Stock is traded over-the-counter and quoted on the Nasdaq National Market under the symbol "CBRL."

Directors and Executive Officers

     The Company's Board of Directors consists of 12 members.
The Directors and officers of the Company are:

                             Directors

James C. Bradshaw     Robert C. Hilton        Gordon L. Miller
Robert V. Dale        Charles E. Jones, Jr.   Martha M. Mitchell
Dan W. Evins          Charles T. Lowe, Jr.    Jimmie D. White
Edgar W. Evins        B.F. ("Jack") Lowery    Michael A. Woodhouse

                             Officers

     Chairman, President and
     Chief Executive Officer                 Dan W. Evins
     Executive Vice President
     and Chief Operating Officer             Michael A. Woodhouse
     Senior Vice President,
     Chief Financial Officer and Treasurer   Lawrence E. White
     Vice President, General Counsel
     and Secretary                           James F. Blackstock
     Assistant Treasurer                     Patrick A. Scruggs

     The Board of Directors as elected at the Annual Meeting of Shareholders for which this Proxy Statement was prepared shall serve as the Company's Board of Directors until the next annual meeting and until their successors are duly elected and qualified and confirmed. The officers of the Company will be elected by the Board of Directors at the annual meeting of the Board of Directors to be held immediately following the Annual Meeting.

     Security Ownership of Certain Beneficial Owners and
Management

     The Company's Common Stock was not beneficially owned, directly or indirectly, by any 5% or greater shareholders as reported to the Company by NASD, as of September 24, 1999.



     The following information pertains to Company Common Stock beneficially owned, directly or indirectly, by all directors and nominees, by all named executive officers, and by all directors, director nominees, and all executive officers as a group, as of September 24, 1999. Unless otherwise noted, the named persons may be contacted at the Company's executive offices and they have sole voting and investment power with respect to the shares indicated.




Class of                Names of               Amount and Nature of        Percent Of Class
  Stock             Beneficial Owners        Beneficial Ownership (1)       (Common Stock)
-----------       ----------------------     ------------------------      ----------------
Common             James F. Blackstock               22,467                        *
                   James C. Bradshaw (2)            545,719                        *
                   Robert V. Dale                    79,416                        *
                   Dan W. Evins                     846,667                        1.4%
                   Edgar W. Evins (3)                70,160                        *
                   William D. Heydel (2)            542,827                        *
                   Robert C. Hilton                 101,299                        *
                   Charles E. Jones, Jr.            102,761                        *
                   Charles T. Lowe, Jr. (4)         903,796                        1.5%
                   B. F. ("Jack") Lowery            240,125                        *
                   Gordon L. Miller                 167,167                        *
                   Martha M. Mitchell                42,072                        *
                   Jimmie D. White                   23,340                        *
                   Lawrence E. White (5)                  0                        *
                   Michael A. Woodhouse              83,167                        *

                   All Officers and Directors
                   as a group (15 persons)        3,770,983                        6.0%

*Less than one percent


(1) Includes the following number of shares subject to options exercisable by the named holders within 60 days:

    James F. Blackstock    20,667    Charles T. Lowe, Jr.   66,734
    James C. Bradshaw     142,670    B. F. ("Jack") Lowery 142,670
    Robert V. Dale         66,734    Gordon L. Miller       66,734
    Dan W. Evins          336,667    Martha M. Mitchell     41,422
    Edgar W. Evins         66,734    Jimmie D. White             0
    William D. Heydel     142,670    Lawrence E. White           0
    Robert C. Hilton       92,046    Michael A. Woodhouse   76,667
    Charles E. Jones, Jr.  92,046

     All Officers and Directors as a group (15 persons)  1,354,461

     The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares owned jointly with spouse, with whom voting and investment power is shared: Dr. Bradshaw 403,049 and Mr.
     Heydel 400,157.

(3) Includes 223 shares owned by Mr. Evins' wife in her SEP, for which voting and investment power is shared.

     Voting and investment power with respect to 43,491 shares is shared by Mr. Lowe and his wife, the owner of these shares.


     Mr. White joined the Company on September 27, 1999.

     Report of the Compensation Committee and the Stock Option
Committee of the Board of Directors on Executive Compensation

     The Company's compensation policies for the executive officers and other senior management personnel of the Company and its subsidiaries are administered by two committees of the Board of Directors - the Compensation Committee and the Stock Option Committee. All members of these committees are outside, non-employee directors.

     The primary components of executive compensation are base salary, bonus and longer-term incentives such as stock options. Total compensation is generally targeted to be competitive at not less than the 75th percentile of the market for positions of similar responsibilities. The Company considers it necessary and appropriate to position compensation packages at these levels to attract, retain and motivate executives and other key management personnel with the essential qualifications for managing the Company's operations and growth.

     The Compensation Committee recommends to the Board of Directors the salaries and bonus plan for the executive officers.
The Stock Option Committee administers the stock option plans pursuant to which all employee stock options are granted.

     Section 162(m) of the Internal Revenue Code limits deductibility of certain compensation for the chief executive officer and the four other highest paid executive officers to $1,000,000 per year, unless certain requirements are met. The policy of the Company is generally to design its compensation plans and programs to ensure full deductibility. The Compensation Committee and the Stock Option Committee attempt to balance this policy with compensation programs designed to motivate management to maximize shareholder wealth. If these committees determine that the interests of the shareholders are best served by the implementation of compensation policies that are affected by
Section 162(m), Company policies do not restrict these committees from exercising discretion in approving compensation packages even though that flexibility may result in certain non-deductible compensation expenses.

     Base Salary. In setting the fiscal 1999 base salary for each executive officer, the Compensation Committee reviewed the then-current salary for each of the officers in relation to average salaries within the industry for comparable areas of responsibility as presented in a report prepared for the Company by independent executive compensation consultants. In addition, the Compensation Committee considered the contribution made by each executive officer during fiscal 1998, as reported by the Chief Executive Officer, and it considered salary recommendations made by the Chief Executive Officer based on information prepared by management, for the executive officers other than the Chairman and Chief Executive Officer, Dan W. Evins. Except for recommendations from management, the Compensation Committee employed procedures similar to those used for each of the other executive officers to determine the fiscal 1999 salary for Dan W. Evins.

     Bonus. The Compensation Committee has determined that the financial performance of the Company should be a significant factor in rewarding its executive officers. Therefore, in July of each year, the Compensation Committee reviews the expected financial performance of the Company for the concluding fiscal year and considers the internal budget established for the next fiscal year in setting certain financial goals and criteria for executive officer bonuses.

     In fiscal 1999, the Company and its Cracker Barrel Old Country Store, Inc. subsidiary operated pursuant to a Management Incentive Plan affecting executive officers and senior managers. The purpose of the Management Incentive Plan is to link individual job performance and resulting compensation to the financial performance of the Company. This ensures that all participants are encouraged to achieve individual goals while remaining focused on the Company's overall financial results. The Plan is also designed to ensure that participants' financial interests remain directly tied to those of the Company's shareholders. A participant's target bonus percentage varies based on salary grade level.

     Generally, bonus awards are calculated based on the following factors: (i) Company financial results compared to the Company's business plan, (ii) the individual's performance against his or her stated goals, (iii) the individual's fiscal year base salary amount, and (iv) the individual's target bonus percentage. Maximum bonus percentages available to executive officers range from 90% to 225% of base salary (225% for Mr. Evins, 180% for Mr. Woodhouse, and 90% for Mr. Blackstock). No cash bonuses were paid for fiscal 1999 to Mr. Evins, Mr. Woodhouse or Mr. Blackstock.

     Stock Options. In contrast to salary and bonus awards, which are generally for past work performance, stock options are intended to engender loyalty and commitment to the Company and its subsidiaries and to encourage future performance which contributes to stock price appreciation. They are granted at an exercise price which is equal to the closing market price of Company Common Stock on the day before the date of grant, and therefore have no realizable value until the stock trading price increases. The Stock Option Committee has generally granted nonqualified stock options annually. In recent years, the Committee has extended option grants down into the organization as far as the top hourly level positions in the stores.

      Compensation Committee         Stock Option Committee
      ----------------------         ----------------------
      Robert V. Dale, Chairman     William D. Heydel, Chairman
      Edgar W. Evins               Dr. James C. Bradshaw
      William D. Heydel            Martha M. Mitchell
      Robert C. Hilton














Stock Performance Graph

     The following graph sets forth the yearly percentage change in the cumulative total shareholder return on Company Common Stock during the preceding five fiscal years, ended July 30, 1999, compared with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all NASDAQ companies with the same two-digit SIC (Standard Industrial Classification) code (58 - Eating and Drinking Places) as the Company.






























                           1994   1995   1996   1997   1998   1999
                           ----   ----   ----   ----   ----   ----

CBRL                        100     90     92    123    131     65

NASDAQ (SIC Code 58XX)      100    120    113    112    110    111

S&P 400 MIDCAP              100    122    129    185    203    240





Summary Compensation Table.

The following table sets forth information concerning the compensation of the Chief Executive Officer and the other most highly compensated executive officers who served in those capacities during the fiscal year ended July 30, 1999. During fiscal 1999, the Company had only four executive officers.



                                                                      Long Term
                     Annual Compensation                             Compensation

Name      Principal Position    Fiscal  Salary  Bonus   Securities   Restricted      Other
                                                        Underlying   Stock           Annual
                                                        Options      Awards(1) Compensation(2)
                                                        Granted

Dan W.     Chairman of the Board, 1999 $400,400  $  --      132,525      $    -       $ 34,165
Evins      President and Chief    1998  385,000   536,669    40,000           -         33,316
           Executive Officer      1997  385,000   545,613    40,000           -         31,439

Ronald N.  President and Chief    1999  257,833   443,857(4) 40,000           -          2,455
Magruder   Operating Officer(3)   1998  350,000   390,304    40,000           -          5,106
                                  1997 350,000    396,809    35,000           -        104,814

Michael A. Senior Vice President/ 1999  240,240       -     164,812           -         19,525
Woodhouse  Finance and Chief      1998  231,000   257,601    25,000           -         17,610
           Financial Officer      1997  231,000   261,894    25,000           -         95,762

Richard K. President and Chief    1999 274,318        -     183,073        603,125     243,836
Arras      Operating Officer of   1998     -          -        -              -            -
           Cracker Barrel Old     1997     -          -        -              -            -
           Country Store,
           Inc. (5)

James F.   Vice President and     1999 168,000        -      26,172           -          6,936
Blackstock General Counsel,       1998 150,000    104,112    14,000           -          3,386
           Corporate Secretary    1997  18,750     10,935    10,000           -            -




     On December 11, 1995, the effective date of Mr. Woodhouse's employment with the Company, he received a restricted stock award of 5,000 shares worth $93,750 based on the value of Company Common Stock on December 8, 1995. These shares vest at a rate of 20% per year, and based on the value of Company Common Stock at the end of fiscal 1999, were worth $75,625 No dividends are paid on these restricted shares until the shares actually vest. On October 12, 1998, Mr. Arras received a restricted stock award of 25,000 shares worth $603,125, based on the value of Company Common Stock on that date. These shares vest at a rate of 20% per year.

     Includes premiums paid on Life and Disability insurance for coverage above that available to all salaried employees generally of $32,885 for Mr. Evins, $675 for Mr. Magruder, $19,525 for Mr. Woodhouse, $4,731 for Mr. Arras, and $4,400 for Mr. Blackstock; moving expenses paid by the Company for Mr. Arras of $36,130; and the Company's contributions to its 401(k) Employee Savings Plan and any deferred compensation plan for each named officer in fiscal 1999. This also includes a signing bonus to Mr. Arras of $200,000.

     Mr. Magruder resigned from the Company at April 12, 1999.

     Includes certain severance payments due under Mr. Magruder's employment contract.

     Mr. Arras joined Cracker Barrel Old Country Store, Inc. in
October, 1998.


Options Granted During Fiscal Year Ended July 30, 1999.

The following table sets forth all options to acquire shares of Company Common Stock granted to the named executive officers during the fiscal year ended July 30, 1999.





                                                                      Potential Realizable
                                                                      Values at Assumed Annual
                                                                      Rates of Stock Price
                                                                      Appreciation for Option
                          Individual Grants (1)                       Term (2)

Name          Securities   % of Total     Exercise or    Expiration        5%           10%
----          Underlying   Options        Base Price     Date            -----         -----
              Options      Granted        $/Share        ----------
              Granted      to             -----------
              -------      Employees
                           in Fiscal
                           Year
                           ----------
Dan W. Evins    60,000        2.1%          $25.25        09-24-08    $952,775      $2,414,520
                72,525        2.5%          18.375        04-20-09     838,094       2,123,896

Ronald N.
Magruder        40,000        1.4%           25.25        09-24-08     635,184       1,609,680

Michael A.      30,000        1.0%           25.25        09-24-08     476,388       1,207,260
Woodhouse       34,812        1.2%          18.375        04-20-09     402,285       1,019,470
               100,000        3.5%         15.3125        07-29-09     962,995       2,440,418

Richard K.     150,00         5.2%           25.25        09-24-08   2,381,938       6,036,300
Arras          33,073         1.1%          18.375        04-20-09     382,190         968,543

James F.       14,000         0.5%           25.25        09-24-08     222,314         563,388
Blackstock     12,172         0.4%          18.375        04-20-09     140,659         356,457



(1) The exercise price of the options granted is equal to the closing market price of Company Common Stock on the day before the date of grant. Options generally vest and become exercisable at a rate of 1/3 of the total number of shares specified in the option grant during each 12-month period following one year from the date of grant for most options granted during the fiscal year ended July 30, 1999. On April 20, 1999, the Company made a one-time grant of options to Company and to senior Cracker Barrel Old Country Store, Inc. senior and mid-level management in lieu of certain cash bonuses. Those options vest in 12 months. To the extent any optionee doesn't exercise an option as to all shares for which the option was exercisable during any 12-month period, the balance of the unexercised options shall accumulate and the option with respect to those shares will be exercisable at any later time before expiration. Options expire 10 years from the date of the grant. The Company's existing Amended and Restated Stock Option Plan, and its predecessor plans, provide for immediate vesting of remaining stock options upon a defined change in control. Pursuant to the terms of the Amended and Restated Stock Option Plan, Mr. Magruder's options expired when not exercised within 90 days following his resignation.

(2) The potential realizable values illustrate values that might be realized upon exercise immediately prior to the expiration of the term of these options using 5% and 10% appreciation rates, as required by the Securities and Exchange Commission, compounded annually. These values do not, and are not intended to, forecast possible future appreciation, if any, of the Company's stock price. Additionally, these values do not take into consideration the provisions of the options providing for vesting over a period of years or termination of options following termination of employment.

Option Exercises and Fiscal Year End Values

     There were no options exercised during the fiscal year ended
July 30, 1999 by the named executive officers. The following table sets forth the number and value of unexercised options held by the named executive officers at fiscal year end.




                                          Number of Securities    Value of Unexercised In-The-
                                         Underlying Unexercised  Money Options at FY-End(1)
                                          Options at FY-End
                                         -----------------------  ----------------------------
               # Shares
                Acquired       Value
                on Exercise   Realized  Exercisable  Unexercisable   Exercisable Unexercisable
                -----------   --------  -----------  -------------   ----------- -------------
Dan W. Evins         0          $0        290,000       175,525          $0            $0

Ronald N. Magruder   0           0           0             0              0             0

Michael A. Woodhouse 0           0         50,000       189,812           0             0

Richard K. Arras     0           0           0          183,073           0             0

James F. Blackstock  0           0         11,334        38,838           0             0




(1) The last trade of Company Common Stock, as reported by NASDAQ on July 30, 1999, was $15.125. That price was used in calculating the value of unexercised options.

Executive Employment Agreements

     An employment agreement exists with Dan W. Evins (Chairman and Chief Executive Officer) which, upon the occurrence of certain events, authorizes a severance payment approximately equal to three times his annual salary in effect on the date of termination. Although not intended primarily as a standard employment contract, the agreement does provide for payment of a specified annual salary which shall not be decreased, and which may be increased from time to time. This agreement does not preclude Mr. Evins' from participating in any other Company benefit plans or arrangements. Under the agreement, Mr. Evins may terminate his employment and receive the three-year severance payment if there is a "change in control of the Company" (as defined in the agreement), accompanied by: (1) a decrease in his base salary or bonus percentage; or (2) a reduction in the importance of his job responsibilities; or (3) a geographical relocation without his consent. The three-year severance payment shall also be made to Mr. Evins if the Company breaches the terms of the agreement. The employment agreement also describes rights to compensation if Mr. Evins' employment is terminated or suspended due to death, disability, poor performance or wrongful activities.

     Effective December 11, 1995, the Company employed Mr. Michael Woodhouse as Senior Vice President of Finance and Chief Financial Officer. Mr. Woodhouse was granted an option under the 1987 Stock Option Plan for 25,000 shares of Company Common Stock on his start date, with the option vesting at a rate of 1/3 each year following one year from the grant date and expiring 10 years after the date of grant. To remedy Mr. Woodhouse's loss of non-vested options in the stock of his former employer, the Company granted him 5,000 shares of restricted Company Common Stock which vests at 20% per year.

     Effective October 12, 1998, the Company's subsidiary, Cracker Barrel Old Country Store, Inc., employed Mr. Arras as President and Chief Operating Officer. Mr. Arras was granted an option, under the Amended and Restated Stock Option Plan then in effect, for 150,000 shares of common stock. That option grant vests 1/3 each year following one year from the grant date and it expires 10 years from that date. To remedy Mr. Arras's loss of certain non-vested "stock appreciation" rights granted by his former employer, he was granted 25,000 shares of common stock which vests 20% per year following one year from his date of hire. If Mr. Arras's employment is involuntarily terminated for performance rather than for cause, he will receive a severance package consisting of one year's base salary and estimated bonus. He will also receive a separate payment of $600,000, but that amount decreases by 20% per year from the date of employment.

Change in Control Agreements

     On September 30, 1999, the Company Board of Directors approved a plan responding to change in control issues. Generally, senior officers and other key personnel in the Company and its subsidiaries have been provided agreements stating that upon a "change in control," they will receive specified salary payments and other benefits. For the named executive officers, change in control is defined to include certain circumstances in which a person becomes the beneficial owner of securities representing 20% or more of the combined voting power of the Company, a majority of the Board changes within a 2-year period, or a merger, consolidation or reorganization of the Company occurs. In addition, these officers will receive the specified benefits if after a change in control, there is (a) a material change in duties and responsibilities resulting in the assignment of duties and responsibilities inferior to the duties and responsibilities in effect at the time of change in control, (b) a reduction in salary or a material change in benefits (excluding discretionary bonuses), or (c) a change in the location of work assignments from the location at the time of a change in control to any other location that is further than 50 miles away. For the named executive officers of the Company, the salary payments will be
2.00 or 2.99 times the average salary and bonus for the 3 years prior to a change in control (including, when required, a gross-up payment to cover excise taxes) and benefits will include continuation of and payments for health benefits for a 2-year period. The forms of change in control agreement for the named executive officers are attached as Exhibits to the Company's 1999 Form 10-K. Similar change in control plans have been implemented for key personnel in the Company's subsidiaries.

        PROPOSAL 2 -- APPROVAL OF APPOINTMENT OF AUDITORS

     The Board of Directors has selected and appointed Deloitte & Touche LLP as independent auditors of the Company for the 2000 fiscal year, subject to shareholder approval. Deloitte & Touche LLP has served as the Company's independent auditors since the fiscal year ended July 31, 1973. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement, if the representative desires, and to be available to respond to appropriate questions.

     For adoption of this proposal, the votes cast favoring the proposal must exceed the votes cast opposing it. The Board of Directors recommends that shareholders vote "FOR" the proposal. Proxies, unless they contain contrary written instructions, will be voted "FOR" the proposal.

              PROPOSAL 3 -- SHAREHOLDER PROPOSAL

     The New York City Employees' Retirement System, Office of the Comptroller, 1 Centre Street, New York, New York 10007, has stated that it is the beneficial owner of 114,584 shares of Company Common Stock and has informed the Company that it intends to present the following proposal at the Annual Meeting:

     WHEREAS, in February, 1991 the management of CBRL Group, Inc. (formerly, Cracker Barrel Old Country Store) announced a policy of discrimination in employment against gay men and lesbians; and,

     WHEREAS, although CBRL Group's management asserts that this discrimination policy has been rescinded, the company has refused to rehire fired workers and media reports have indicated that gay and lesbian workers continue to be dismissed on the basis of their sexual orientation; and,

     WHEREAS, employment discrimination on the basis of sexual orientation may deprive corporations of the services of productive employees, leading to less efficient corporate operations which in turn can have a negative impact on shareholder value;

     RESOLVED, shareholders request the Board of Directors to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to its corporate employment policy statement.

     For adoption of the proposal, the votes cast favoring it must exceed the votes cast opposing it. The Board of Directors recommends a vote "AGAINST" this proposal for the reasons cited below. Proxies, unless they contain contrary written instructions, will be voted "AGAINST" the proposal.

The Company's Position

     The Company does not discriminate against gays or lesbians as guests or as employees. The Company, and its subsidiaries, including Cracker Barrel Old Country Store, Inc., hire men and women solely on the basis of their qualifications, experience and performance capabilities. The Company, and its subsidiaries, do not obtain information with respect to sexual orientation, the Company and its subsidiaries comply with all applicable local, state and federal employment laws, and adhere to equal opportunity hiring policies which require them to hire without regard to race, color, creed, age or gender.

     Directly stated, the Company, and its subsidiaries, including Cracker Barrel Old Country Store, Inc., adhere to the letter and spirit of the law regarding nondiscrimination in the workplace, and seek to comply at all times with all applicable laws affecting hiring and employment. In fact, the Company and its subsidiaries desire to hire the broadest range of qualified and capable employees for all positions. Because the Company and its subsidiaries already adhere to such a broad policy and because many years ago Cracker Barrel Old Country Store, Inc. rescinded any policies which may have been regarded as discriminatory with respect to gay or lesbian individuals, the Board of Directors does not believe that a formal or written non-discrimination policy relating specifically and exclusively to sexual orientation is appropriate or necessary. The Board of Directors for these reasons recommends a vote "AGAINST" this shareholder proposal.

               SUBMISSION OF SHAREHOLDER PROPOSALS

     Shareholder proposals intended to be presented at the Company's 2000 Annual Meeting must be received by the Company's Secretary no later than June 15, 2000 to be eligible for inclusion on the Company's proxy statement and form of proxy related to that meeting. Shareholder proposals should be sent to: Corporate Secretary, CBRL Group, Inc., P.O. Box 787, Hartmann Drive, Lebanon, Tennessee 37088-0787. If the Company does not receive notice of any other matter that a shareholder wishes to present at the Annual Meeting in 2000 by September 11, 2000, and a matter is raised at that meeting, the holders of the proxy for that meeting will have authority to vote on the matter in accordance with their best judgment and discretion, without any discussion of the proposal in the proxy statement for the Annual Meeting. The Company may exercise discretionary voting authority under proxies solicited by it for the shareholders' 2000 Annual Meeting if it receives notice of a proposed non-Rule 14a-8 shareholder action after September 11, 2000.

            ANNUAL REPORT AND FINANCIAL INFORMATION

     A copy of the Company's Annual Report to Shareholders for fiscal year 1999 is being mailed to each shareholder with this Proxy Statement. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AND A LIST OF ALL ITS EXHIBITS, WILL BE SUPPLIED WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES: CBRL GROUP, INC., ATTENTION:
INVESTOR RELATIONS, P.O. BOX 787, LEBANON, TENNESSEE 37088-0787. EXHIBITS TO THE FORM 10-K ARE AVAILABLE FOR A REASONABLE FEE.

                        OTHER BUSINESS

     It is not anticipated that any other business will arise during the Annual Meeting. Management of the Company has no other business to present and does not know that any other person will present any other business. However, if any other business properly comes before the shareholders for a vote at the meeting, proxy holders will vote your shares in accordance with their best judgment.